p.e. 2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

1-9246



02025891

February 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

BARCLAYS

News Release

1 February 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 1 February 2002 that it subscribed for a total of 44,629 Barclays PLC ordinary shares on 1 February 2002 at a price of 2228p per share. Following this transaction, the trustee of the Quest held a total of 44,629 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 1 February 2002 that it had transferred 44,629 Barclays PLC ordinary shares on 1 February 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

BARCLAYS

News Release

11 February 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 8 February 2002 that it had on 5 February 2002 exercised its discretion and released 1,137 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

2. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 11 February 2002 that it subscribed for a total of 56,811 Barclays PLC ordinary shares on 11 February 2002 at a price of 2201p per share. Following this transaction, the trustee of the Quest held a total of 56,811 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes").)

   The trustee of the Quest also notified the Company on 11 February 2002 that it had transferred 56,811 Barclays PLC ordinary shares on 11 February 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,478,940 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

18 February 2002

Notification of directors' interests: Companies Act s329

The following directors of Barclays PLC notified the Company on 18 February 2002 that they purchased on 15 February 2002 the following ordinary shares in Barclays PLC at a price of 2127p per share:

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
T D G Arculus	143	2,584	-
H M Cropper	148	2,141	-
Sir Brian Jenkins	122	757	26,300
Sir Nigel Mobbs	162	11,285	5,000
Sir Nigel Rudd	157	1,889	-
S G Russell	174	1,445	-
G M Wallace	117	648	

BARCLAYS

News Release

19 February 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 19 February 2002 that it subscribed for a total of 38,185 Barclays PLC ordinary shares on 19 February 2002 at a price of 2113p per share. Following this transaction, the trustee of the Quest held a total of 38,185 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 19 February 2002 that it had transferred 38,185 Barclays PLC ordinary shares on 19 February 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

19 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 19 February 2002 it purchased for cancellation 300,000 of its ordinary shares at a price of 2117.25p per ordinary share.

BARCLAYS

News Release

February 20, 2002

BARCLAYCARD TO BUY PROVIDIAN'S UK CREDIT CARD OPERATION

Barclays PLC today announces that Barclays Bank has signed a conditional agreement to acquire the UK credit card operation of Providian Financial Corporation (NYSE:PVN).

The deal, which is expected to be completed in the second quarter of this year, will be conditional upon clearance from the appropriate regulatory authorities.

The announcement comes just days after Barclays announced divisional operating profits for Barclaycard of £555 million for 2001, up 20 per cent against the previous year, within the overall Barclays Group results. Barclaycard has previous experience of integrating credit card portfolios having recently incorporated the Woolwich credit card business.

The move underlines Barclaycard's stated strategy to grow its core UK credit card business and gives Barclaycard £395 million in receivables and £10 million other net assets from the American-owned business's approximately 500,000 customers in the UK*.

Providian is regarded as a leader in customer data management and customer acquisition which will complement Barclaycard's own existing expertise in this area and its experience in assessing and managing customer value and risk.

Commenting on the deal, Barclaycard Chief Executive Gary Hoffman said: "This is a major development for our business and underlines our position as the UK's leading credit card brand.

"The acquisition of Providian will extend our customer base and provide us with additional expertise in key areas including information based customer management.

"Providian's expertise will help us move forward significantly in targeting products more specifically to customers' needs.

"As a result of this deal, there will be the opportunity to provide Providian customers with access to a broader range of financial products which come with the Barclaycard brand."

Ends

* Prepared under US GAAP; not audited

For further information please contact:

Barclays Investor Relations
Raghnall Craighead: 0207 699 4525

Barclaycard Press Office
Mark Gonnella: 0207 699 3161

BARCLAYS

News Release

20 February 2002

Notification of directors' interests : Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "Trust") notified the Company on 20 February 2002 that it purchased 4,698,445 ordinary shares on 20 February 2002 at a price of 2075p per share.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 15,177,385 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

20 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 20 February 2002 it purchased for cancellation 200,000 of its ordinary shares at a price of 2094.67p per ordinary share.

BARCLAYS

News Release

21 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 21 February 2002 it purchased for cancellation 60,000 of its ordinary shares at a price of 2099.00p per ordinary share.

22 February 2002

Notification of director's interests: Companies Act s329

Mr M W Barrett notified the Company today that on 22 February 2002 he had purchased 10,000 ordinary shares in the Company at a price of 2064p per share.

Following this transaction Mr Barrett has a beneficial interest in 36,089 ordinary shares in Barclays PLC.

In addition to the interest shown above, Mr Barrett has an interest as a potential beneficiary, together with other Directors and senior executives of Barclays PLC and Barclays Bank PLC in 15,177,385 ordinary shares in Barclays PLC held by the trustees of all the Barclays Group employees' benefit trusts.

22 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 22 February 2002 it purchased for cancellation 235,000 of its ordinary shares at a price of 2060.83p per ordinary share.

News Release

25 February 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 22 February 2002 that it subscribed for a total of 38,652 Barclays PLC ordinary shares on 22 February 2002 at a price of 2058p per share. Following this transaction, the trustee of the Quest held a total of 38,652 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 22 February 2002 that it had transferred 38,652 Barclays PLC ordinary shares on 22 February 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 25 February 2002 that it had on 21 February 2002 exercised its discretion and released 4,347 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 25 February 2002 that it had on 21 February 2002 exercised its discretion and released 2,130 ordinary shares in Barclays PLC at a price of £20.94 to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 15,170,908 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

25 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 25 February 2002 it purchased for cancellation 50,000 of its ordinary shares at a price of 2100p per ordinary share.

BARCLAYS

News Release

27 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 25 February 2002 it purchased for cancellation 200,000 of its ordinary shares at a price of 2083.79p per ordinary share.

BARCLAYS

News Release

28 February 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 28 February 2002 it purchased for cancellation 200,000 of its ordinary shares at a price of 2085p per ordinary share.

BARCLAYS

News Release

28 February 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 28 February 2002 that it subscribed for a total of 15,779 Barclays PLC ordinary shares on 28 February 2002 at a price of 2074p per share. Following this transaction, the trustee of the Quest held a total of 15,779 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 28 February 2002 that it had transferred 15,779 Barclays PLC ordinary shares on 28 February 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust also notified the Company on 27 February 2002 that it had on 26 February 2002 granted rights in the form of nil cost options to the directors of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme ("ESAS"), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant for a period of two years and have been granted over a proportion of the shares which were originally provisionally allocated by the trustee under ESAS on 26 February 1999 to the directors listed below. The number of shares under option includes an additional number of shares which have accrued in respect of dividends received by the trustee since February 1999. The total exercise price payable on any exercise of an ESAS option is £1.

Director	Shares Awarded
Mr C J Lendrum	4,650
Mr J S Varley	9,301

There has been no change in the number of ordinary shares in Barclays PLC held by the trustee resulting from the grant of these awards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 8, 2002



By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: March 8, 2002



By: /s/
Patrick Gonsalves
Head of Board Support

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